Filed Pursuant to Rule 424(b)(5)
Registration No. 333-283210

PROSPECTUS SUPPLEMENT

(To Prospectus dated November 20, 2024)

Up to $50,000,000

Common Stock

This prospectus supplement (“Prospectus Supplement”) amends and supplements the information in the prospectus supplement dated November 20, 2024, as filed with the Securities and Exchange Commission on November 13, 2024 (the “ATM Prospectus”), relating to the offer and sale of shares of our common stock, par value $0.001 per share, pursuant to the terms of that certain Sales Agreement (the “Sales Agreement”) with Guggenheim Securities, LLC (“Guggenheim Securities”). This Prospectus Supplement should be read in conjunction with the ATM Prospectus and Registration Statement on Form S-3 containing the base prospectus dated November 20, 2024 (File No. 333-283210) (collectively, the “Prospectus”), and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus, and any future amendments or supplements thereto. This Prospectus Supplement is not complete without, and may only be delivered or utilized in connection with, the Prospectus, and any future amendments or supplements.

Since our entry into the Sales Agreement, we have offered and sold 6,364,324 shares of common stock for gross proceeds of approximately $3,977,506 pursuant to the Sales Agreement, which were sold pursuant to General Instruction I.B.6 of Form S-3.

We are filing this Prospectus Supplement to supplement the ATM Prospectus to disclose that we are not currently subject to General Instruction I.B.6. of Form S-3, as the aggregate market value of our common stock held by non-affiliates equaled or exceeded $75.0 million as of June 3, 2025, based on a per share price of $0.7630, the closing price of our common stock on The Nasdaq Capital Market (“Nasdaq”) on June 3, 2025. If we become subject to the offering limitations contained in General Instruction I.B.6 of Form S-3 in the future, we will file another prospectus supplement. This Prospectus Supplement amends and/or supplements only those sections of the ATM Prospectus as listed in this Prospectus Supplement; all other sections of the ATM Prospectus remain as is.

Our common stock is listed and traded on Nasdaq under the symbol “UNCY.” On June 12, 2025, the last reported sale price of our common stock on Nasdaq was $0.6379 per share.

Investing in our common stock involves a high degree of risk. Before making an investment decision, please read the information under the heading “Risk Factors” in the Prospectus and the documents incorporated by reference therein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Amendment, the Prospectus Supplement or the Prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

Guggenheim Securities

The date of this Prospectus Supplement is June 13, 2025.